                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            Mecklermedia Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                   584007-10-8
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                                 (CUSIP Number)

                                 Preston L. Vice
                              Senior Vice President
                               Penton Media, Inc.
                           1100 Superior Avenue, N.E.
                              Cleveland, Ohio 44114
                                  216-696-7000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 7, 1998
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO. 584007-10-8                      13D                                     PAGE 2 OF 8 PAGES
          -----------
-----------------------------------------------------------------------------------------------------

     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Penton Media, Inc.

-----------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*               (a) [ ]
                                                                                (b) [ ]
-----------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO (See Item 3)
-----------------------------------------------------------------------------------------------------
     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                                  [ ]
-----------------------------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------------------------------
                   7      SOLE VOTING  POWER

                          None
                   ----------------------------------------------------------------------------------
                   8      SHARED VOTING  POWER
  NUMBER OF
   SHARES                 2,381,120
BENEFICIALLY       ----------------------------------------------------------------------------------
   OWNED BY        9      SOLE DISPOSITIVE  POWER
     EACH
   REPORTING              None
  PERSON WITH      ----------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE  POWER

                          2,381,120
------------------ ----------------------------------------------------------------------------------
    11       AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

             2,381,120 Shares
-----------------------------------------------------------------------------------------------------
    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES  CERTAIN  SHARES*    [ ]
-----------------------------------------------------------------------------------------------------
    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)**

             26%
-----------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-----------------------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory
     Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender, Voting and Option Agreement, dated October 7, 1998, among Penton Media, Inc., Internet World Media, Inc., Mecklermedia
     Corporation and Alan M. Meckler.

CUSIP NO. 584007-10-8                      13D                                     PAGE 3 OF 8 PAGES
          -----------
-----------------------------------------------------------------------------------------------------

     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Internet World Media, Inc.

-----------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*               (a) [ ]
                                                                                (b) [ ]
-----------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*


             OO (See Item 3)
-----------------------------------------------------------------------------------------------------
     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                                  [ ]
-----------------------------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------------------------------
                   7      SOLE VOTING  POWER

                          None
                   ----------------------------------------------------------------------------------
                   8      SHARED VOTING  POWER
  NUMBER OF
   SHARES                 2,381,120
BENEFICIALLY       ----------------------------------------------------------------------------------
   OWNED BY        9      SOLE DISPOSITIVE  POWER
     EACH
   REPORTING              None
  PERSON WITH      ----------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE  POWER

                          2,381,120
------------------ ----------------------------------------------------------------------------------
    11       AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

             2,381,120 Shares
-----------------------------------------------------------------------------------------------------
    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES  CERTAIN  SHARES*    [ ]
-----------------------------------------------------------------------------------------------------
    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)**

             26%
-----------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-----------------------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory
     Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender, Voting and Option Agreement, dated October 7, 1998, among Penton Media, Inc., Internet World Media, Inc., Mecklermedia
     Corporation and Alan M. Meckler.

         This Statement is filed in replacement of the Statement on Schedule 13D filed as part of a combined Schedule 14D-1 and Schedule 13D (file no. 5-44433) (the "Combined Schedule 14D-1 and Schedule 13D") by Internet World Media, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Penton Media, Inc., a Delaware corporation ("Parent"), and Parent with the Securities and Exchange Commission on October 15, 1998. This Statement relates to the tender offer by the Purchaser to purchase all outstanding Shares (as defined below) of Mecklermedia Corporation, a Delaware corporation, at $29.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1998 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Combined Schedule 14D-1 and Schedule 13D, and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Combined Schedule 14D-1 and Schedule 13D (which, as amended from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Mecklermedia Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 20 Ketchum Street, Westport, Connecticut 06880. The title of the securities to which this Statement relates is the Issuer's common stock, par value $0.01 per share (the "Shares"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Purchaser, Parent or, to the best knowledge of the Purchaser and Parent, any executive officer or director of the Purchaser or Parent listed in Schedule I (Directors and Executive Officers of Parent and the Purchaser) (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 11 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) The information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with the Company," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"), Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") and Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(d) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") and in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase is incorporated herein by reference. Parent, the Purchaser, Issuer and Alan M. Meckler, who beneficially owns approximately 26% of the outstanding Shares (the "Stockholder Shares"), have entered into a Tender, Voting and Option Agreement, dated as of October 7, 1998 (the "Tender, Voting and Option Agreement"), pursuant to which Mr. Meckler has agreed, among other things, (i) to tender in the Offer all of the Stockholder Shares now owned or which may hereafter be acquired by Mr. Meckler, (ii) to grant to Parent an option to purchase the Stockholder Shares in certain circumstances, and (iii) to appoint Parent and the Purchaser, or any nominee of Parent and the Purchaser, as his proxy to vote the Stockholder Shares on certain defined matters. The Tender, Voting and Option Agreement is described in more detail in Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase. As a result of the Tender, Voting and Option Agreements, each of the Purchaser and Parent may be deemed to beneficially own, and have shared voting and dispositive power with respect to, an aggregate of 2,381,120 Shares (representing approximately 26% of the Shares outstanding on October 7, 1998). However, each of Parent and the Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either Parent or the Purchaser is the beneficial owner of any securities covered by this Statement.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with the Company," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)  Offer to Purchase, dated October 15, 1998*

(2)  Letter of Transmittal*

(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(5)  Notice of Guaranteed Delivery*

(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9*

(7)  Press release issued by Parent on October 8, 1998*

(8)  Form of Summary Advertisement, dated October 15, 1998*

(9) Financing Commitment Letter dated October 7, 1998, by and among Parent, DLJ Capital Funding, Inc., DLJ Bridge Finance, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation*

(10) Confidentiality Agreement between Parent and the Company, dated September 23, 1998*

(11) Letter Agreement between Parent and the Company, dated September 25, 1998*

(12) Agreement and Plan of Merger, dated as of October 7, 1998 by and among the Company, the Purchaser, Parent and Alan M. Meckler*

(13) Tender, Voting and Option Agreement, dated October 7, 1998 by and among Parent, the Purchaser, the Company and Alan M. Meckler*

     * Incorporated by reference to Combined Schedule 14D-1 and Schedule 13D (file no. 5-44433), filed October 15, 1998, as amended by Amendment No. 1 thereto, filed October 28, 1998.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 28, 1998               PENTON MEDIA, INC.


                                     By: /s/ Preston L. Vice
                                     ---------------------------------------
                                     Name: Preston L. Vice
                                     Title: Senior Vice President


                                     INTERNET WORLD MEDIA, INC.


                                     By: /s/ Preston L. Vice
                                     ---------------------------------------
                                     Name: Preston L. Vice
                                     Title: Secretary

                                  EXHIBIT INDEX
No.      Description
---      -----------

(1)  Offer to Purchase, dated October 15, 1998*

(2)  Letter of Transmittal*

(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(5)  Notice of Guaranteed Delivery*

(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9*

(7)  Press release issued by Parent on October 8, 1998*

(8)  Form of Summary Advertisement, dated October 15, 1998*

(9) Financing Commitment Letter dated October 7, 1998, by and among Parent, DLJ Capital Funding, Inc., DLJ Bridge Finance, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation*

(10) Confidentiality Agreement between Parent and the Company, dated September 23, 1998*

(11) Letter Agreement between Parent and the Company, dated September 25, 1998*

(12) Agreement and Plan of Merger, dated as of October 7, 1998 by and among the Company, the Purchaser, Parent and Alan M. Meckler*

(13) Tender, Voting and Option Agreement, dated October 7, 1998 by and among Parent, the Purchaser, the Company and Alan M. Meckler*

     * Incorporated by reference to Combined Schedule 14D-1 and Schedule 13D (file no. 5-44433) filed October 15, 1998, as amended by Amendment No. 1 thereto, filed October 28, 1998.

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